news release

Zi Corporation and TTPCom join forces to give
Ajar predictive text capability

eZiTextTM technology to be integrated into TTPCom's Ajar application platform for worldwide markets

Cambridge, UK and Calgary, Canada, March 29, 2005 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions and TTPCom Limited ('TTPCom') - a subsidiary of TTP Communications plc (LSE: TTC), jointly announce a collaboration to integrate Zi's eZiText® predictive text input technology into TTPCom's Ajar application platform. The pre-integration of the technology is designed to address the needs of the fast-growing Asian marketplace and will be available in Third Quarter 2005.

"Working with a world leading company such as TTPCom reaffirms the key role that Zi's technology has established in the global marketplace and in particular Asia," commented Glen Morgan, senior vice president of global sales and marketing for Zi Corporation. "OEMs are demanding more and more platform solutions with pre-integrated application frameworks to ensure faster time to market for their products. TTPCom's Ajar applications platform, pre-integrated with Zi's predictive text input technology is a major step forward in helping OEMs achieve this goal."

"Manufacturers are under intense pressure to deliver differentiated handsets with increasing levels of functionality," said Morten Iversen, TTPCom's strategic alliances manager. "Consumers expect capabilities such as predictive texting to be offered as standard, but the inclusion of each new function requires extensive testing and specialist engineering resource. By working with Zi to embed the company's innovative predictive text input technology into Ajar, we are enabling our customers to deploy the technology quickly and cost effectively."

About Ajar

The TTPCom Ajar Platform combines a comprehensive applications framework, a toolset for the development and testing of applications and user interfaces and a complete suite of applications for today's leading-edge phones. It enables a single applications investment for low-end to high-end multimedia phones and portability across multiple modems and multiple architectures. The reduction in development costs and productivity benefits result in a reduced time-to-market whilst Ajar's flexibility enables handset manufacturers to quickly and easily develop a greater selection of products with a higher level of differentiation. A number of TTPCom and third party applications are pre-integrated, including JavaTM, MMS, email, WAP2.0, digital camera support, embedded and downloadable games, polyphonic ringtone and music phone technology, voice recognition and multimedia content.

About eZiText
Zi's user-friendly text input system, eZiText, enables consumer electronic manufacturers and telecom carriers to provide end users with richer, more personalized text input experiences. eZiText provides faster and more efficient text entry through truly predictive one-touch entry and word completion, coupled with the ability to learn from a person's usage patterns and behavior. eZiText is available in and supports 48 unique language databases.

About Zi Corporation
Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText for one-touch predictive text entry; eZiTapTM for intelligent multi-tap entry, Decuma® for natural handwriting recognition and the new QixTM service delivery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

About TTPCom

Headquartered in Cambridge, UK, TTPCom Ltd is the principal operating subsidiary of TTP Communications plc (LSE: TTC). The company develops intellectual property used in the design and manufacture of wireless communications terminals. TTPCom licenses its technology to leading semiconductor and terminal manufacturers worldwide including Analog Devices, Intel, LG, NEC, Renesas, Sharp, Siemens and Toshiba.

TTPCom has established a world leading position with its GRPS, EDGE and 3G protocol software; offers rapid customization of handsets through its AJAR applications framework; and for those manufacturers for whom a fast time to market is critical, TTPCom also offers complete handset and module design. More than 40 million devices using TTPCom technology were shipped during 2004.

http://www.ttpcom.com/

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, Decuma, Qix, eZiTap and eZiText are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

Keith Giannini or Laura Ackerman (North American media)

Schwartz Communications

zicorp@schwartz-pr.com

(781) 684-0770

GBCS PR (European media)
Brian Dolby or Bethany Caldwell
+44 (0) 115 950 8399
brian@gbcspr.com / bethany@gbcspr.com

Allen & Caron Inc (investor relations)
Jill Bertotti
jill@allencaron.com
(949) 474-4300

For TTPCom:

Allan Edwards

Neesham Public Relations

+44 (0) 1442 879222

allane@neesham.co.uk /

Peter Davies

TTPCom

+44 (0) 1763 266266

peter.davies@ttpcom.com